REDWOOD TRUST, INC.
One Belvedere Place, Suite 300
Mill Valley, California 94941

February 9, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Karen Garnett, Associate Director
Neil Miller, Esquire

RE:	Redwood Trust, Inc. Registration Statement on Form S-3
File No. 333-122427

Ladies and Gentlemen:

     Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated by reference into the front cover page of the above referenced Registration Statement on Form S-3:

     “THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.”

     Should you have any questions, please call our our attorneys, James J. Hanks, Jr., at 410-244-7500, or Melissa Allison Warren, at 410-244-7695.

Sincerely,
/s/ George E. Bull, III
George E. Bull, III
Chairman of the Board and
Chief Executive Officer